SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS

Credit of Interest on Own Capital

TIM PARTICIPAÇÕES S.A.

Contacts:
Paulo Roberto C. Cozza
CFO and Investor Relations Officer
Tel: (55 21) 4009 3742
E-mail: pcozza@timsul.com.br

Joana Serafim
IR Manager
Tel: (55 21) 4009-3742/8113-0571
E-mail: jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
Tel: (55 21) 4009-3751/8113-0547
E-mail: lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
Tel: (55 21) 4009-3751/8113-0582
E-mail: cripereira@timbrasil.com.br

Further information, please access
the Company’s website: www.timpartri.com.br.
Rio de Janeiro, December 14, 2005 – TIM Participações S.A. (BOVESPA: TCLS3 e TCLS4; and NYSE: TSU), today announced the credit of interest on own capital.

Shareholders are hereby informed that the Board of Directors of TIM Participações S.A. (“Company”) adopted and will submit to the appreciation of the Shareholders Meeting the credit of Interest on Own Capital (“Juros Sobre o Capital Próprio - JSCP”), pursuant to article 9 of Law nº 9.249/95 and Comissão de Valores Mobiliários – CVM Decision nº 207/96. The Interest on Own Capital corresponds to the gross total amount of Seventy million reals (R$ 70,000,000.00).

The corresponding credit will be posted to the accounts on Dec.30.2005, individually, on the basis of the respective shareholding on Dec.14.2005, in compliance with IN-SRF nº 41/98. Gross interest of R$ 0,079583755 will be credited per lot of one thousand shares, minus 15% withholding income tax, resulting in net interest of R$0,067646192, excepting shareholders with proven exemption, will accrue on the dividends as provided in article 9º § 7 º of Law nº. 9.249/95.

Exempted legal entities shall provide evidence of such exemption no later than Dec.27.2005 to the shares management of Banco ABN AMRO Real S/A, depository of the book-entry shares, at Av. Brigadeiro Luis Antonio, 1827 – 8º. Floor- CEP 01317-002 - São Paulo/ SP, Telephone +55 11 2192-2411, Fax +55 11 2192-2398/ E-mail: acionista@real.com.br.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 14, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer